UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DEALERTRACK HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102 (CUSIP Number)

December 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 242309102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) First Advantage Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,824*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 242309102	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) First American Credit Management Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,428,824 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 5,428,824 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a)	Name of Issuer. DealerTrack Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices. 1111 Marcus Avenue Suite M04 Lake Success, New York 11042

Item 2(a)	Name of Persons Filing. First Advantage Corporation (“FADV”) First American Credit Management Solutions, Inc. (“CMSI”)

Item 2(b)	Address of Principal Business Office, or if none, Residence.

	FADV:	One Progress Plaza, Suite 2400
St. Petersburg, FL 33701

	CMSI:	One Progress Plaza, Suite 2400
St. Petersburg, FL 33701

Item 2(c)	Citizenship. FADV: Delaware CMSI: Delaware

Item 2(d)	Title of Class of Securities. Common Stock, Par Value $0.01 per share

Item 2(e)	CUSIP No. 242309102

Item 3	Type of Filing Person

Not applicable.

Item 4	Ownership. FADV:

	(a)	Amount Beneficially owned: 5,428,824

	(b)	Percent of class: 16.0%

	(c)	Number of Shares as to which the person has:

	(i)	Sole Power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 0

CMSI:

	(a)	Amount Beneficially owned: 5,428,824

	(b)	Percent of class: 16.0%

	(c)	Number of Shares as to which the person has:

	(i)	Sole Power to vote or to direct the vote 5,428,824

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 5,428,824

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	Includes 5,428,824 shares of Issuer Common Stock held by First American Credit Management Solutions, Inc. (“CMSI”), a direct, wholly owned subsidiary of First Advantage Corporation (“FADV”). FADV may be deemed to beneficially own these shares. FADV disclaims beneficial ownership of the shares of issuer Common Stock held by CMSI.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2005

FIRST ADVANTAGE CORPORATION

By:	/s/ Julie Waters
Name:	Julie Waters
Title:	Vice President and General Counsel

FIRST AMERICAN CREDIT MANAGEMENT SOLUTIONS, INC.

By:	/s/ Julie Waters
Name:	Julie Waters
Title:	Vice President and General Counsel

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Stock, $.001 par value per share of DealerTrack Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 21st day of December, 2005.

FIRST ADVANTAGE CORP.

/s/ Julie Waters
Name: Julie Waters
Title: Vice President and General Counsel

FIRST AMERICAN CREDIT MANAGEMENT SOLUTIONS, INC.

/s/ Julie Waters
Name: Julie Waters
Title: Vice President and General Counsel